UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

HALYARD HEALTH, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	001-36440	46-4987888
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5405 Windward Parkway Suite 100 South Alpharetta, Georgia		30004
(Address of principal executive officers)		(Zip Code)

Steven E. Voskuil Senior Vice President, Chief Financial Officer (678) 425-9273
(Name and Telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

SECTION 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD by Halyard Health, Inc. is for the period from January 1, 2017 to December 31, 2017. Unless the context otherwise indicates, “Halyard,” “Company,” “we,” “us” and “our” refer to Halyard Health, Inc. and its consolidated subsidiaries.
During 2017, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (“Covered Products”). Conflict minerals are defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold collectively referred to as “3TGs”), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the DRC or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.
A summary of our RCOI, as well as the steps taken to exercise due diligence on the source and chain of custody of any 3TGs in our Covered Products, is included in our Conflict Minerals Report (“Report”), which is filed as Exhibit 1.01 to this Form SD. In addition, our Report and Form SD is publicly available on our Company website at: https://halyardhealth.investorroom.com/financial-information .
Forward-Looking Statements
The Report contains forward-looking statements that express a belief, expectation or intention, including statements relating to our compliance efforts and expected actions. The words “expects,” “intends,” “plans,” “believes,” “anticipates” and similar expressions can indicate forward-looking statements. These statements are not guarantees of future actions or performance and are subject to various risks, uncertainties and assumptions. Future actions or performance may differ materially from those in the forward-looking statements. Undue reliance should not be placed on these statements, which are only effective as of the date of this Report, and the Company undertakes no obligation to publicly update or revise any forward-looking statement.
Item 1.02    Exhibit.
We have filed our Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Item 2.01    Exhibits.
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01. and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HALYARD HEALTH, INC.

DATE: May 29, 2018	By:	/s/ Steven E. Voskuil
Steven E. Voskuil Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the year ended December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

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